UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76665T102

(CUSIP Number)

Jonathan Siegler

Bluescape Resources Company LLC

200 Crescent Court, Ste. 1900

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

(713) 495-4501

February 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 76665T102	Page 2

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 3

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
3,834,639 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
3,834,639 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,834,639 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

21.5%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 4

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 5

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 6

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (IP) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 7

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (ECI) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 8

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore GP LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 9

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore Intermediate LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 10

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 11

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 12

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (TE) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
CO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 13

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
IA

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 14

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 15

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 16

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources GP Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 17

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

SCHEDULE 13D
CUSIP No: 76665T102	Page 18

1.	NAMES OF REPORTING PERSONS:

C. John Wilder Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,856,439 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,856,439 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,856,439 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

32.9%(1)

14.	Type of Reporting Person:
IN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer” or “Riley Exploration”), whose principal executive offices are located at 8000 E. Maplewood Avenue, Suite 130, Greenwood Village CO 80111. Prior to the consummation of the Merger (as defined and described in Item 4), the name of the Issuer was Tengasco, Inc.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Bluescape Riley Exploration Holdings LLC, a Delaware limited liability company (“Bluescape Riley Holdings”);

(ii)	Bluescape Riley Exploration Acquisition LLC, a Delaware limited liability company (“BREA”);

(iii)	Bluescape Energy Recapitalization and Restructuring Fund III LP, a Delaware limited partnership (“Bluescape Main Fund”);

(iv)	Bluescape Energy Partners III GP LLC, a Delaware limited liability company (“Bluescape GP”);

(v)	Bluescape Energy Recapitalization and Restructuring Fund III (IP) LP, a Delaware limited partnership (“Bluescape IP”);

(vi)	Bluescape Energy Recapitalization and Restructuring Fund III (ECI) LP, a Cayman Islands limited partnership (“Bluescape ECI”);

(vii)	BERRIII (ECI) Offshore GP LTD, a Cayman Islands limited partnership (“Bluescape ECI Offshore GP”);

(viii)	BERRIII (ECI) Offshore Intermediate LP, a Cayman Islands limited partnership (“Bluescape ECI Offshore Holdco”);

(ix)	BERRIII (ECI) (RE) US Blocker LLC, a Delaware limited liability company (“Bluescape ECI Blocker”);

(x)	BERRIII (ECI) (RE) Intermediate Holdco LLC, a Delaware limited liability company (“Bluescape ECI Holdco”);

(xi)	Bluescape Energy Recapitalization and Restructuring Fund III (TE) LP, a Delaware limited partnership (“Bluescape TE”);

(xii)	BERR III (TE) (RE) US Blocker LLC, a Delaware limited liability company (“Bluescape TE Blocker”);

(xiii)	BERR III (TE) (RE) Intermediate Holdco LLC, a Delaware limited liability company (“Bluescape TE Holdco”);

(xiv)	Bluescape Energy Partners LLC, a Delaware limited liability company (“BEP”);

(xv)	Bluescape Resources GP Holdings LLC, a Delaware limited liability company (“Bluescape GP Holdings”);

(xvi)	Bluescape Resources Company LLC, a Delaware limited liability company (“Bluescape Resources”); and

(xvii)	C. John Wilder Jr., a United States citizen.

SCHEDULE 13D

CUSIP No: 76665T102	Page 20

The principal business of Bluescape Resources is to manage BEP and to invest in private oil and gas assets. The principal occupation of Mr. C. John Wilder Jr., is to serve as the Executive Chairman of Bluescape Resources.

The principal business address of the Reporting Persons is 200 Crescent Ct. #200, Dallas, Texas 75201.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, present principal occupation or employment and business address of (i) each member of the board of managers and each executive officer of BREA and (ii) each executive officer of Bluescape Riley Holdings is set forth in Appendix A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Effective as of October 21, 2020, an Agreement and Plan of Merger was entered into by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration—Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (as amended from time to time, the “Merger Agreement”).

The consummation of the transactions contemplated by the Merger Agreement was subject to certain customary closing conditions, including the approval of the Issuer’s stockholders. The transactions contemplated by the Merger Agreement were consummated on February 26, 2021 (the “Effective Time”).

At the Effective Time, Merger Sub merged with and into REP (the “Merger”), with REP continuing as the surviving entity in the Merger and a wholly-owned subsidiary of the Issuer. Immediately following the completion of the Merger, the Issuer’s corporate name was changed to Riley Exploration Permian, Inc. and the Issuer completed a 1-for-12 reverse stock split.

Upon consummation of the Merger, each common unit of REP (each an “REP Unit”) issued and outstanding immediately prior to the Effective Time (with certain exceptions described in the Merger Agreement) were be converted into the right to receive 97.796467 shares of Common Stock (the “Exchange Ratio”) (together with any cash to be paid in lieu of fractional shares of the Common Stock pursuant to the Merger Agreement, the “Merger Consideration”).

Immediately prior to the Effective Time, BREA directly owned 470,524.97 REP Units and Bluescape Riley Holdings directly owned an additional 248,082.63 REP Units. Accordingly at the Effective Time, BREA REP Units were converted into the right to receive 3,834,639 shares of Common Stock and Bluescape Riley Holdings’ REP Units were converted into the right to receive 2,021,800 shares of Common Stock.

None of the Reporting Persons has beneficial ownership of any shares of Common Stock other than the shares described above that were received by BREA and Bluescape Riley Holdings as Merger Consideration in the Merger.

Item 4.	Purpose of Transaction

The description of the Merger Agreement in Item 3, as well as the text of the Merger Agreement filed as Exhibit B, is hereby incorporated into this Item 4 by reference.

SCHEDULE 13D

CUSIP No: 76665T102	Page 21

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

Based on information provided by the Issuer to the Reporting Persons, on February 26, 2021, following the Merger, and giving effect to the 1-for-12 reverse stock split effected immediately following completion of the Merger, the Issuer had a total number of 17,810,470 issued and outstanding shares of Common Stock. Each description of percentage ownership of Common Stock in this Schedule 13D is based on that total number of shares disclosed by the Issuer. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock beyond the number of shares in which such Reporting Person has a direct or indirect pecuniary interest. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

1.       As of the date hereof, BREA directly holds 3,834,639 shares of Common Stock, representing 21.5% of the total number of Common Stock issued and outstanding.

2.       As of the date hereof, Bluescape Riley Holdings directly holds 2,021,800 shares of Common Stock, representing 11.4% of the total number of Common Stock issued and outstanding. In addition, Bluescape Riley Holdings has the right to designate a majority of BREA’s board of managers and owns 100% of the Class A membership interests of BREA, which represents a majority of BREA’s outstanding membership interests. Accordingly, Bluescape Riley has the power to direct the affairs of BREA.

3.       Bluescape Main Fund owns 90.06% of the membership interests of Bluescape Riley Holdings.

4.       Bluescape IP owns 7.51% of the membership interests of Bluescape Riley Holdings.

5.       Bluescape ECI Holdco owns 1.05% of the membership interests of Bluescape Riley Holdings. Bluescape ECI Blocker owns 100% of the membership interests of Bluescape ECI Holdco, and Bluescape ECI Offshore Holdco owns 100% of the membership interests of Bluescape ECI Blocker. Bluescape ECI owns 100% of the limited partner interest of Bluescape ECI Offshore Holdco, and Bluescape ECI Offshore GP owns 100% of the general partner interest of Bluescape ECI Offshore Holdco.

6.       Bluescape TE Holdco owns 1.38% of the membership interests of Bluescape Riley Holdings, and Bluescape TE Blocker owns 100% of the membership interests of Bluescape TE HoldCo. Bluescape TE owns 100% of the membership interests of Bluescape TE Blocker.

7.       Bluescape Resources owns 100% of the membership interests of BEP and has the power to direct the affairs of BEP. Bluescape Resources also owns 100% of the membership interests of Bluescape GP Holdings, which in turn owns 100% of the membership interests of Bluescape GP. Mr. C. John Wilder Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

(c)       Except as set forth in this Schedule 13D with reference to the Merger Agreement, none of the Reporting Persons or, to their knowledge, any of its directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)       In accordance with the organizational documents of BREA, BREA is obligated to distribute to its members the 3,834,639 shares of Common Stock it received as Merger Consideration within 30 days after the Effective Time. When that distribution is made, Bluescape Riley Holdings will receive over 80% of those shares, and Dernick Encore, LLC (“Dernick”), the holder of the Class B membership interests of BREA will receive the remainder of the shares (the precise percentages will depend upon the fair market value of the Common Stock on the date of distribution). Dernick is not affiliated with any of the Reporting Persons. Except for Dernick’s right to receive its portion of BREA’s distribution of shares of Common Stock, as and when such distribution is declared by BREA’s board of managers, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock received by the Reporting Persons as Merger Consideration.

SCHEDULE 13D

CUSIP No: 76665T102	Page 22

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The description of the Merger Agreement in Item 3, as well as the text of the Merger Agreement filed as Exhibit B, are hereby incorporated into this Item 6 by reference.

Prior to the amendment described in this paragraph, the Merger Agreement had provided that REP’s board of managers was entitled to designate three directors, including Philip Riley, to serve on the board of directors of the Issuer beginning on the Effective Date. On January 20, 2021, the Issuer, Merger Sub, and REP entered into Amendment No. 1 to Agreement and Plan of Merger (the “Merger Agreement Amendment”). A copy of the Merger Agreement Amendment is filed as Exhibit C to this Schedule 13D and is incorporated into this Item 6 by reference.

Pursuant to the Merger Agreement Amendment, at the closing of the Merger, the number of directors (a) designated by REP to the Issuer’s board of directors was reduced from three directors to two directors, and Philip Riley was no longer named as a designee. Philip Riley (who is not related to any of the officers, directors or affiliates of REP, including those with the surname Riley) was a managing director of BEP and Bluescape Resources until February 28, 2021. Neither Philip Riley nor any individual affiliated with the Reporting Persons serves as an officer or director of the Issuer or has the right to serve in, or designate any other person to serve in, any such capacity.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit A and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated March 8, 2021
Exhibit B	Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of October 21, 2020 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2020).
Exhibit C	Amendment No. 1 to Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of January 20, 2021. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2021).

SCHEDULE 13D

CUSIP No: 76665T102	Page 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

SCHEDULE 13D

CUSIP No: 76665T102	Page 24

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

SCHEDULE 13D

CUSIP No: 76665T102	Page 25

BERR III (TE) (RE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 76665T102	Page 26

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF
BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

The following sets forth the name, position, principal occupation, and principal business address of each executive officer of Bluescape Riley Exploration Holdings LLC. Bluescape Riley Exploration Holdings LLC is member managed and therefore does not have a board of managers. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the executive officers of Bluescape Riley Exploration Holdings LLC owns any Common Stock.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ronald J. Hulme	Chief Executive Officer	Chief Executive Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Jonathan Siegler	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Tristan Yopp	Vice President	Vice President of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201

SCHEDULE 13D

CUSIP No: 76665T102	Page 27

DIRECTORS AND EXECUTIVE OFFICERS OF
BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

The following sets forth the name, position, principal occupation, and principal business address of each member of the board of managers and executive officer of Bluescape Riley Exploration Acquisition LLC. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the managers or executive officers of Bluescape Riley Exploration Acquisition LLC owns any Common Stock.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ronald J. Hulme	Chief Executive Officer	Chief Executive Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Jonathan Siegler	Manager, Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201

Tristan Yopp	Vice President	Vice President of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Philip Riley	Manager	Former Managing Director of Bluescape Energy Partners LLC	U.S.A. 200 Crescent Court Suite 1900 Dallas, Texas 75201
Robert L. Carson	Manager	Managing Director of NorthStar Gas Ventures LLC	U.S.A. 880 Winter Street, Suite 350 Waltham, MA 02451

SCHEDULE 13D

CUSIP No: 76665T102	Page 28

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 8, 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

SCHEDULE 13D

CUSIP No: 76665T102	Page 29

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

SCHEDULE 13D

CUSIP No: 76665T102	Page 30

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.